Net income amounted to $19.5 million or 43 cents per share for the quarter ended March 31, 2000. Excluding non-recurring transactions (net of related income taxes), the net income for the first quarter of 2000 reached $20.3 million or 45 cents per share, a 12.15% increase compared to the same quarter in 1999.

As of March 31, 2000, the Efficiency ratio enhanced to 52.08%, a 110 basis point improvement from 53.18% for the same period in 1999. For the first quarter of 2000, operating expenses increased by only 1.1%, when compared to the figure reported on March 31, 1999.

Loan portfolio reached $4.6 billion, an increase of 16.4% when compared to the first quarter in the previous year.

Non performing loans ratio as of March 31, 2000 improved to 1.11% from 1.19% as reported in the same quarter of 1999.

Coverage ratio reached 105.33% as of March 31, 2000. This ratio increases to 148.61% if real estate collateral is taken into account.

A 10% stock dividend and a cash distribution of 11 cents per share were paid out during the first quarter of 2000.

Banco

Santander

Puerto Rico

To our Shareholders:

During the first quarter of 2000, Banco Santander Puerto Rico has been undergoing a major reorganization. The Bank has been implementing a segmentation strategy aimed at improving our client relationship and emphasizing high quality customer service. Our goal is to exceed our customers´ expectations. We are committed to provide a comprehensive range of services customized to their specific needs, while maintaining a high level of profitability for the benefit of our shareholders, clients and the community. Also, the Bank´s Internet strategy will continue to be one of our highest priorities. We plan to enhance the Institution´s virtual banking facilities with new features to provide a wider array of online options for our customers.

For the quarter ended March 31, 2000, net income amounted to $19.5 million or 43 cents per share, compared with $19.4 million or 43 cents per share reported for the same quarter in 1999. As of March 31, 2000, the Return on Average Common Equity and the Return on Average Assets reached 15.24% and 0.98%, respectively. The Efficiency Ratio1 enhanced by 110 basis points to 52.08% when compared to 53.18% for the same period in 1999.

Net income for the first quarter of 2000 includes a loss of $3.8 million and a gain of $2.5 million related to the sale of certain available for sale securities and mortgage loans, respectively. Also, during the first quarter of 1999 the Bank recorded interest income of $2.1 million from a loan previously charged-off. Excluding these transactions (net of related income tax), the net income for the first quarter of 2000 reached $20.3 million or 45 cents per share, a 12.15% increase compared to $18.1 million or 40 cents per share for the same period in 1999.

Continuing our Solid Performance

For the first quarter of 2000, interest income reached $151.0 million, an increase of 14.9% when compared to $131.5 million over the same period in 1999. This growth was driven primarily by an increase in average earning assets, which reached $7.6 billion for the quarter ended March 31, 2000. This represents a growth of $655.2 million or 9.4% when compared to the same period in 1999.

Net interest income1 for the first quarter of 2000 amounted to $69.6 million, compared to $70.9 million in March 31, 1999. Excluding the non-recurring transactions recorded in the first quarter of 1999, net interest income 1 as of March 31, 2000 grew by 1.2% despite the various increases in interest rate experienced over the past year.

Other operating income for the quarter ended March 31, 2000 increased to $13.3 million from $9.3 million in 1999, representing a 42.9% increase. This significant expansion, principally resulting from the growth in credit card, service charges and other fees, which in turn result from an intense cross selling program throughout the Bank´s wide array of distribution channels to attract new customers. Also, the Bank sold 100 million in mortgage loans that resulted in a gain of $2.5 million.

Enhancing our Cost Efficiencies

For the quarter ended March 31, 2000, operational expenses had a slight increase of $460,000 or 1.1% when compared to the same period in 1999.

As of March 31, 2000, the Efficiency Ratio1 attained a level of 52.08%, an enhancement of 110 basis points over the same period in 1999. The improvement in operating efficiency was the direct result of an aggressive cost control program, after a full analysis of the Bank´s operating system, an increment in productivity and a healthy increase in revenues.

Implementing Strategies for Growth

Total assets as of March 31, 2000 reached $7.9 billion, a l0.35% increase compared to $7.2 billion of March 31, 1999. This increase was primarily due to the strong growth of the loan portfolio.

The loan portfolio continues to expand at a healthy pace, reaching $4.6 billion for the first quarter of 2000, an increase of $642.9 billion or 16.44% compared to the figures reported as of March 31, 1999. This growth was distributed among all the core segments, mostly stemming from commercial and industrial loans, as well as construction and consumer products.

The commercial and industrial areas are still the backbone of the lending activity as the Bank experienced continued growth in these sectors over several consecutive quarters. As of March 31, 2000, these segments represent 59.77% of the total loan portfolio. Construction lending for the first quarter of 2000 grew from $218.9 million to $383.9 million, an increase of 75.39%. Commercial and industrial portfolio, excluding constructions loans grew from $2.0 billion to $2.3 billion, reflecting a 16.41% increase for the first quarter of 2000. The outstanding growth of the construction portfolio is still consistent with the expansion of the construction sector in the local economy.

Deposits as of March 31, 2000 amounted to $3.8 billion representing an increase of 4.69% or $168.1 million over the $3.6 billion reported at March 31, 1999. This growth is the result of the Bank´s efforts to increase its deposit base by actively launching new products during the previous quarters together with a direct marketing campaign to maximize the cross selling of products and services.

The Super Cash Account is being aggressively marketed during this quarter, thus attracting new customers throughout the Island. The account´s unique features appeal to a broad range of consumers. It has two alternatives with distinct characteristics: Super Cash Savings and Super Cheque; both offering the opportunity of winning cash prizes. The positive effect of this new account, as well as of all our projected new products and services, should increase our deposit base.

Asset Quality and Financial Strength

Our credit quality remained above the industry average. The level of non-performing loans to total loans stands at 1.11% as compared to 1.19% as of March 31, 1999, and slightly higher than the all-time low of 0.98% experienced for year-end 1999. This increase has resulted in a coverage ratio (allowance for loan losses to total non-performing loans) of 105.33% compared to 122.55% as of March 31, 1999. The bank´s objective regarding this ratio is to provide a reserve for loan losses of 100% of non-performing loans and leases. When real estate collateral considered, this ratio reflects coverage of 148.61%.

The ratio of net loans charged-off to average loans for the first quarter of 2000 on an annualized basis has increased to 0.96% form 0.68% for the same period in 1999, after excluding a special recovery from a loan previously charged-off. This increase is due to the high level of recoveries experienced during the first quarter of 1999 and a $5.5 million increase in net losses in the Consumer Loan Portfolio.

In the current environment of higher interest rates, the Bank has actively managed its interest rate risk. Several of the measures adopted are the purchase of interest rate caps and interest-rate swaps. Also, in the first quarter of 2000 the Bank started restructuring its investment portfolio aimed at reducing the Bank´s exposure to interest rate risk sensitivity. This process began with the sale of $342 million in available for sale US Treasury Notes that resulted in a loss of $3.8 million or $2.3 million after tax. As of March 31, 2000, Tier 1 capital to risk-adjusted assets, total capital to risk-adjusted assets (BIS ratio) and leverage ratios reached 10.25%, 11.39% and 6.87% respectively.

Dividend Distributions

During the first quarter of 2000 two dividend distributions were declared, a 10% stock dividend for common shareholders as of record date January 31, 2000 and a cash dividend of 11 cents per share for those on record as of February 29, 2000. For this quarter, the distribution was 10% greater than in 1999, which further proves that Banco Santander Puerto Rico continues to share and create value for its stockholders, while keeping its goal to improve efficiency and increase its revenues.

Our strategies are focused on obtaining continuous growth and increased profitability. We are concentrating our efforts on the improvement of our financial margin by attracting new customers and up-selling existing ones to other products and services. We are applying this strategy without losing sight of asset quality and risk management controls. We see the year 2000 as one with great opportunities of expansion and improvement for Banco Santander Puerto Rico. Our strategies are clear and we are focused in making this a great year for the Bank, our shareholders, clients and the community.

Sincerely,

/s/Juan Arenado

President and Chief Executive Officer

(DOLLARS IN THOUSANDS)	March 31, 2000	March 31, 1999	December 31, 1999

	(Unaudited)	(Unaudited)	(Audited)

ASSETS
CASH AND CASH EQUIVALENTS	$ 232,796	$ 275,768	$ 315,111
INVESTMENT PORTFOLIO	2,935,656	2,788,606	3,028,721
LOANS	4,553,140	3,910,284	4,509,046
RESERVE FOR LOAN LOSSES	(53,110)	(56,952)	(56,200)
OTHER ASSETS	258,041	265,355	241,672
Total	$ 7,926,523	$ 7,183,061	$ 8,038,350

LIABILITIES AND
STOCKHOLDERS'equity
DEPOSITS:
Demand	$ 816,612	$ 847,353	$ 841,719
Savings	1,289,123	1,335,651	1,281,869
Time	1,647,347	1,402,012	1,937,664
Total Deposits	3,753,082	3,585,016	4,061,252

FEDERAL FUNDS PURCHASED
AND OTHER BORROWINGS	915,000	538,000	576,000
SECURITIES SOLD UNDER
AGREEMENT TO REPURCHASE	1,465,872	1,413,560	1,873,876
COMMERCIAL PAPER	692,929	523,607	413,374
SUBORDINATED CAPITALNOTES	20,000	60,525	30,000
TERM NOTES	414,056	389,599	414,001
OTHER LIABILITIES	106,091	148,678	123,231
	7,367,030	6,658,985	7,491,734

STOCKHOLDERS' EQUITY:
Preferred equity	65,250	65,250	65,250
Common equity	494,243	458,826	481,366
Total stockholders' equity	559,493	524,076	546,616
Total	$ 7,926,523	$ 7,183,061	$ 8,038,350

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)	March 31, 2000	March 31, 2000
(Unaudited)
INTEREST INCOME:
Loans	$ 104,468	$ 85,649
Investment securities	44,920	44,827
Interest bearing deposits	988	899
Federal funds sold and securities
purchased under agreements to resell	650	119
Total interest income	151,026	131,494

INTEREST EXPENSE:
Deposits	36,422	28,865
Securities sold under agreements to
repurchase and other borrowings	50,765	38,535
Subordinated capital notes	301	867
Total interest expense	87,488	68,267

Net interest income	63,538	63,227

PROVISION FOR LOAN LOSSES	7,750	6,000
Net interest income after provision for loan losses	55,788	57,227

OTHER INCOME:
Service charges, fees and other	9,262	8,027
Gain on sale of securities	(3,821)	170
Gain on sale of mortgage servicing rights	485	551
Other	4,052	1,293
Total other income	9,978	10,041

OTHER OPERATING EXPENSES:
Salaries and employee benefits	18,132	18,449
Occupancy costs	3,765	3,734
Equipment expenses	3,367	3,300
Other operating expenses	18,159	17,480
Total other operating expenses	43,423	42,963

Income before provision for income tax	22,343	24,305

PROVISION FOR INOCME TAX	2,888	4,896
NET INCOME	$ 19,455	$ 19,409
INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 18,312	$ 18,267
EARNINGS PER COMMON SHARE	$ 0.43	$ 0.43

	March 31, 2000	March 31, 1999

Per share data: (1)
Earnings per common share	$ 0.43	$ 0.43
Average common shares outstanding	42,484,870	42,484,870
Common shares oustanding at end of period	42,484,870	42,484,870
Cash Dividend per Share:
Preferred Stock	$ 0.44	$ 0.44
Common stock	$ 0.11	$ 0.11

Performance:
Net interest margin (2)	3.67%	4.13%
Return on average assets (3)	0.98%	1.07%
Return on average common equity (3)	15.24%	16.15%
Efficiency Ratio (4)	52.08%	53.18%

Capital:
Tier 1 capital to risk-adjusted assets	10.25%	10.43%
Total capital to risk-adjusted assets	11.39%	11.88%
Leverage ratio	6.87%	6.77%

Asset Quality:
Non-performing loans to total loans	1.11%	1.19%
Non-performing loans plus accruing loans
past-due 90 days or more to loans	1.21%	1.25%
Allowance for loans losses to non-performing loans	105.33%	122.55%
Allowance for loans losses to period-end loans	1.17%	1.46%
Other:
Tax equivalent adjustment (in thousands)	$ 6,033	$ 7,694

(1) Per share data is based on the average number of shares outstanding during the period giving retroactive effect to the stock dividend declared on January 11, 2000. Basic and diluted earnings per share are the same.
(2) On a tax-equivalent basis.
(3) Ratios for the quarters are annualized.
(4) Operating expenses divided by net interest income, on a tax equivalent basis, plus other income, excluding gain on sale of securities.

Investor Assistance

Investors´ requests and inquiries for assistance should be directed to the address listed below or call the Investor Relations Department at (787) 250-2590 or 250-2584.

Banco Santander Puerto Rico

Attn. Investor Relations Department

PO Box 362589

San Juan, PR 00936-2589

E-Mail: investor-relations@bspr.com

For more information, visit the Bank´s website at http://www.santandernet.com

Transfer Agent Information:

For assistance to report lost certificates, non-receipt of dividend checks or change in registration contact our transfer agent, ChaseMellon Shareholder Services, at the address listed below.

ChaseMellon Shareholder Services L.L.C.

85 Challenger Road

Ridgefield Park , NJ 07660

Domestic Shareholders (800) 851-9677

Foreign Shareholders (201) 329-8660